Citigroup Global Markets Holdings Inc.	October 22, 2018 Medium-Term Senior Notes, Series N Pricing Supplement No. 2018-USNCH1576 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-216372 and 333-216372-01

Fixed Rate Notes

3.55% Notes Due 2022

The notes mature on October 25, 2022 and will bear interest at the fixed rate per annum indicated below. Interest will be payable semi-annually. We do not have the right to redeem the notes prior to maturity.

The notes are senior unsecured debt securities of Citigroup Global Markets Holdings Inc. and are guaranteed by Citigroup Inc. All payments due on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their payment obligations, you could lose some or all of your investment.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Stated principal amount:	$1,000 per note
Aggregate stated principal amount:	$1,433,000
Pricing date:	October 22, 2018
Issue date:	October 25, 2018. See “Supplemental Plan of Distribution” in this pricing supplement for additional information.
Maturity date:	October 25, 2022
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest:

On each interest payment date, for each note you hold at the close of business on the applicable regular record date, we will pay you an interest payment calculated as follows:

$1,000 × interest rate per annum × day count fraction.

The regular record date for any interest payment date is the business day preceding that interest payment date. Notwithstanding the foregoing, the interest payment due at maturity will be paid to the persons who hold the notes on the maturity date.

Interest rate per annum:	3.55%
Interest payment dates:	Semi-annually on the 25th day of each April and October of each year, beginning on April 25, 2019 and ending on the maturity date.
Postponement for non-business days:	If any interest payment date or the maturity date is not a business day, the payment required to be made on that day will be made on the next succeeding business day, and no additional interest will accrue as a result of the delay in payment. A “business day” is any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close.
Day count fraction:	For any interest payment date: (i) the number of calendar days from and including the immediately preceding interest payment date (or the issue date in the case of the first interest payment date) to but excluding the current interest payment date, where each complete one-month period (measured from and including a given numerical date in one month to but excluding the same numerical date in the next month) is deemed to contain 30 calendar days, divided by (ii) 360.
Survivor’s option:	The notes are Survivor’s Option Notes. The representative of a deceased beneficial owner of the notes will have the right to request early repayment of the notes, subject to the terms and limitations described in this pricing supplement in the section “Repayment Upon Death.”
CUSIP / ISIN:	17290JFS5 / US17290JFS50
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriters:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of Citigroup Global Markets Holdings Inc., as lead agent, and Incapital LLC, as agent, each acting as principal.
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000.00	$9.50	$990.50
Total:	$1,433,000.00	$13,613.50	$1,419,386.50

(1) The issue price to investors purchasing the notes in fee-based advisory accounts will be between $990.50 and $1,000.00 per note.  See “Supplemental Plan of Distribution”.

(2) The total underwriting fees and proceeds to issuer in the table above give effect to the actual underwriting fee. For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to the notes, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks. See “Risk Factors Relating to the Notes” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed via the following hyperlink:

Prospectus Supplement and Prospectus each dated April 7, 2017

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets	Incapital LLC

Citigroup Global Markets Holdings Inc.
Fixed Rate Notes 3.55% Notes Due 2022

Additional Information

The terms of the notes are set forth in the accompanying prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. You should carefully review the accompanying prospectus supplement and prospectus together with this pricing supplement in deciding whether to invest in the notes. To the extent that the description of the terms of the notes set forth in this pricing supplement is inconsistent with the information set forth in the accompanying prospectus supplement and prospectus, the information in this pricing supplement controls.

The notes are senior unsecured debt securities issued by Citigroup Global Markets Holdings Inc. under the senior debt indenture described in the accompanying prospectus supplement and prospectus. The notes will constitute part of the senior debt of Citigroup Global Markets Holdings Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings Inc. The guarantee of payments due on the notes will constitute part of the senior indebtedness of Citigroup Inc. and will rank on an equal basis with all other unsecured debt of Citigroup Inc. other than subordinated debt.

Risk Factors Relating to the Notes

The risk factors below describe certain risks associated with an investment in the notes. You should read the risk factors below together with the risk factors included in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally. We also urge you to consult your investment, legal, tax, accounting and other advisers.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., and any actual or perceived changes to the creditworthiness of either entity may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of the creditworthiness of Citigroup Global Markets Holdings Inc. or Citigroup Inc. Any decline, or anticipated decline, in the credit ratings of either entity, or any increase, or anticipated increase, in the credit spreads of either entity is likely to adversely affect the value of the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell the notes prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Secondary market sales of the notes are likely to result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. If you are able to sell your notes prior to maturity, you are likely to receive less than the stated principal amount of the notes.

▪	Any increase in market interest rates is likely to reduce the value of the notes. If market interest rates increase, the interest rate payable on the notes will become less favorable as compared to the yield available on other investments with a similar level of risk as the notes at that time, reducing the value of the notes.

▪	The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which CGMI may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price of the notes includes, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by CGMI, as a result of dealer discounts, mark-ups or other transaction costs.

▪	The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. A number of factors will influence the value of the notes in any secondary market that may develop and the price at which CGMI may be willing to purchase the notes in any such secondary market, including: interest rates in the market, the time remaining to maturity of the notes, hedging activities by our affiliates, fees and projected hedging fees and profits, changes in CGMI’s estimation of the value of the survivor’s option and any actual or anticipated changes in the credit ratings, financial condition and results of either Citigroup Global Markets Holdings Inc. or Citigroup Inc. The value of the notes will vary and is likely to be less than the issue price at any time prior to maturity, and sale of the notes prior to maturity may result in a loss.

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Citigroup Global Markets Holdings Inc.
Fixed Rate Notes 3.55% Notes Due 2022

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Supplemental Plan of Distribution” in this pricing supplement.

▪	The survivor’s option is subject to significant limitations. The representative of a deceased beneficial owner of the notes will have the right to request early repayment of the notes by us on the terms described in the section “Repayment Upon Death” in this pricing supplement. That repayment right is subject to significant limitations, including the following: the notes must have been beneficially owned by the deceased beneficial owner or his or her estate for at least one year prior to submission of the request for repayment; the notes will be grouped with all other Survivor’s Option Notes and subject to an aggregate annual repayment limit, as more fully described under “Repayment Upon Death” in this pricing supplement; and we will not be obligated to repay more than $250,000 in stated principal amount of the notes offered by this pricing supplement to the representative of any individual deceased beneficial owner of the notes in any calendar year. Because of these limitations, your representative may not be able to obtain repayment of any of the notes beneficially owned by you following your death, or may only be able to obtain repayment of a portion of the notes owned by you, and any such repayment may be delayed for multiple years. See “Repayment Upon Death” in this pricing supplement for additional information.

United States Federal Tax Considerations

The notes will be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Tax Considerations,” and in particular the sections entitled “United States Federal Tax Considerations—Tax Consequences to U.S. Holders,” “—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement for more information.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the lead agent for the sale of the notes, will purchase all of the notes offered by this pricing supplement at a price of $990.50 per note and will sell all of such notes to Incapital LLC, as agent for the sale of the notes, at the same price.  Incapital LLC will, in turn, sell the notes to selected dealers, who will offer the notes to the public at the issue price stated on the cover page of this pricing supplement.  The total selling concession received by Incapital LLC and selected dealers will be $9.50 per note for notes sold to accounts other than fee-based advisory accounts.  For each of these notes, Incapital LLC will retain up to $9.50 of the selling concession and allow the remainder to the selected dealer through which the notes are sold.  The amount retained by Incapital LLC, and in turn the amount of the selling concession received by a selected dealer, is agreed upon between Incapital LLC and the selected dealer.  For each note sold to a fee-based advisory account maintained at a selected dealer, Incapital LLC will retain the same selling concession as with respect to sales to other accounts maintained at that selected dealer, but that selected dealer will forgo any selling concession.

The issue price to investors purchasing the notes in fee-based advisory accounts will be between $990.50 and $1,000.00 per note.  The actual issue price to any investor purchasing the notes in a fee-based advisory account maintained with a selected dealer will be equal to $1,000 minus the selling concession received by that selected dealer with respect to accounts other than fee-based advisory accounts, which that selected dealer will forgo for sales to fee-based advisory accounts.  Investors who purchase and hold the notes in fee-based advisory accounts may pay advisory fees to their advisor pursuant to separate arrangements with their advisor.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

Secondary market sales of securities typically settle two business days after the date on which the parties agree to the sale. Because the issue date for the notes is more than two business days after the pricing date, investors who wish to sell the notes at any time prior to the second business day preceding the issue date will be required to specify an alternative settlement date for the secondary market sale to prevent a failed settlement. Investors should consult their own investment advisers in this regard.

See “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any

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Citigroup Global Markets Holdings Inc.
Fixed Rate Notes 3.55% Notes Due 2022

time. See “Risk Factors Relating to the Notes—The notes will not be listed on any securities exchange and you may not be able to sell the notes prior to maturity.”

Repayment Upon Death

Following the death of any beneficial owner of the notes, Citigroup Global Markets Holdings Inc. will repay any notes (or the applicable portion of any notes) that are beneficially owned by the deceased beneficial owner and are validly tendered for repayment at a price equal to the stated principal amount of the notes tendered plus accrued and unpaid interest to but excluding the date of repayment. To be validly tendered, notes must be submitted for repayment in accordance with the requirements set forth below by a representative of the deceased beneficial owner who has authority to act on behalf of the deceased beneficial owner under the laws of the appropriate jurisdiction (including, without limitation, the personal representative, executor, surviving joint tenant or surviving tenant by the entirety of the deceased beneficial owner). The right of the representative of a deceased beneficial owner to request repayment under this section, which we refer to as the “survivor’s option,” is subject to the following important limitations:

▪	The notes tendered for repayment must have been beneficially owned by the deceased beneficial owner or his or her estate for at least one year prior to the submission of the request for repayment.

▪	Citigroup Global Markets Holdings Inc.’s repayment obligation with respect to all Survivor’s Option Notes (including but not limited to the notes offered by this pricing supplement) in any calendar year will be subject to an aggregate limit (the “Aggregate Annual Limit”) equal to the greater of (i) $2 million and (ii) 1% of the aggregate outstanding stated principal amount of all Survivor’s Option Notes as of the end of the most recent calendar year. The Aggregate Annual Limit applies to all Survivor’s Option Notes as a group. “Survivor’s Option Notes” are notes issued by Citigroup Global Markets Holdings Inc. on or after March 8, 2016 that are designated as Survivor’s Option Notes in the applicable pricing supplement. The notes offered by this pricing supplement are Survivor’s Option Notes.

▪	Citigroup Global Markets Holdings Inc. will not be obligated to repay more than $250,000 in stated principal amount of the notes offered by this pricing supplement to the representative of any individual deceased beneficial owner in any calendar year (the “$250,000 Individual Annual Limit”). For the avoidance of doubt, the $250,000 Individual Annual Limit applies only to the notes offered by this pricing supplement. Any other Survivor’s Option Notes owned by a deceased beneficial owner of the notes offered by this pricing supplement would not count against the $250,000 Individual Annual Limit applicable to the notes offered by this pricing supplement.

▪	The stated principal amount of notes tendered for repayment must be $1,000 or an integral multiple of $1,000.

Notes that are validly tendered pursuant to this section will be accepted promptly in the order all such notes are tendered, except for any notes the acceptance of which would contravene the limitations described above. The Aggregate Annual Limit and the $250,000 Individual Annual Limit will be applied to the notes (and, in the case of the Aggregate Annual Limit, all other Survivor’s Option Notes) in the order tendered, so that all validly tendered notes will be accepted for repayment in the order tendered until the relevant limit is reached, and any additional or subsequently tendered notes will not be accepted for repayment in the current calendar year. Any notes tendered for repayment that are not accepted in any calendar year due to the application of the Aggregate Annual Limit or the $250,000 Individual Annual Limit will be deemed to be tendered in the following calendar year (and succeeding calendar years if any notes continue not to be accepted in the following calendar year due to the application of these limits) in the order in which such notes were originally tendered.

Because of the limits described above, your representative may not be able to obtain repayment of any of the notes beneficially owned by you following your death, or may only be able to obtain repayment of a portion of the notes owned by you, and any such repayment may be delayed for multiple years. The following illustrate some of the potential effects of these limitations:

▪	If you have beneficially owned the notes for less than one year at the date of your death, your representative will not be entitled to request repayment under this section until one year after the date you acquired your beneficial ownership.

▪	All Survivor’s Option Notes, including but not limited to the notes, are grouped together for purposes of applying the Aggregate Annual Limit, which in any calendar year is equal to the greater of (i) $2 million and (ii) 1% of the aggregate outstanding stated principal amount of all Survivor’s Option Notes as of the end of the most recent calendar year. Because it is not possible to predict the aggregate amount of Survivor’s Option Notes that will be outstanding as of the end of any future calendar year, you should assume that the Aggregate Annual Limit may be as low as $2 million. Repayment requests submitted with respect to all Survivor’s Option Notes, and not just the notes offered by this pricing supplement, will count against the Aggregate Annual Limit. Even if no repayment requests are submitted with respect to any of the notes offered by this pricing supplement, the Aggregate Annual Limit may be reached as a result of repayment requests submitted with respect to other Survivor’s Option Notes. If the Aggregate Annual Limit is reached in any calendar year prior to the time when your representative submits a request for repayment of notes beneficially owned by you, your representative will not be able to obtain repayment of those notes in that calendar year. If prior repayment requests significantly exceed the Aggregate Annual Limit, the excess of those prior repayment requests may be carried forward for multiple years, so that it may be a long period of time before your representative would be entitled to any repayment. Representatives who submit prior repayment requests will be entitled to repayment in full before your representative would be entitled to any repayment.

▪	Even if the Aggregate Annual Limit is not reached before your representative submits a repayment request, your representative will be limited in each calendar year by the $250,000 Individual Annual Limit.

October 2018	PS-4

Citigroup Global Markets Holdings Inc.
Fixed Rate Notes 3.55% Notes Due 2022

If any notes that are validly tendered for repayment pursuant to this section are not accepted, the paying agent will deliver to any affected representative a notice that states the reasons the notes have not been accepted for repayment. The notice will be sent by first-class mail to the broker or other entity through which the deceased beneficial owner’s interests in the notes are held.

The death of a person holding a beneficial ownership interest in any notes as a joint tenant with right of survivorship or tenant by the entirety with another person, or as a tenant in common with the deceased beneficial owner’s spouse, will be deemed the death of a beneficial owner of those notes, and the entire stated principal amount of the notes so held, plus accrued and unpaid interest to but excluding the date of repayment, will be subject to repayment pursuant to this section. However, the death of a person holding a beneficial ownership interest in any notes as tenant in common with a person other than such deceased beneficial owner’s spouse will be deemed the death of a beneficial owner only with respect to such deceased beneficial owner’s interest in the notes, and only a pro rata portion of those notes corresponding to such deceased beneficial owner’s interest will be subject to repayment pursuant to this section.

The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interests in any notes (including the right to sell, transfer or otherwise dispose of an interest in the notes, the right to receive the proceeds from the notes and the right to receive principal and interest) will be deemed the death of the beneficial owner of those notes for purposes of this section, regardless of whether that deceased beneficial owner was the registered holder of those notes, if entitlement to those interests can be established to the satisfaction of Citigroup Global Markets Holdings Inc. and the paying agent. Such beneficial ownership interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property or other joint ownership arrangements between spouses. In addition, a beneficial ownership interest will be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interests in the applicable notes during his or her lifetime.

Any notes accepted for repayment pursuant to this section will be repaid on the first June 15 or December 15 that occurs 35 or more calendar days after the date of such acceptance (such date, a “repayment date”). If that date is not a business day, payment will be made on the next succeeding business day. Any repayment request may be withdrawn by the representative presenting the request upon delivery of a written request for withdrawal to the paying agent not less than 30 calendar days before the repayment date. If the notes cease to be outstanding on or prior to the applicable repayment date, no repayment will be made pursuant to this section on that repayment date.

Subject to the foregoing, in order for a right to repayment under this section to be validly exercised, the paying agent must receive:

▪	a written request for repayment signed by the representative, and the representative’s signature must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

▪	appropriate evidence satisfactory to Citigroup Global Markets Holdings Inc. and the paying agent that (i) the representative has authority to act on behalf of the deceased beneficial owner; (ii) the death of such beneficial owner has occurred; (iii) the deceased was the beneficial owner of the notes at the time of death; and (iv) the deceased acquired his or her beneficial ownership interest in the notes at least one year prior to the date of submission of the repayment request;

▪	if the notes are held by a nominee of the deceased beneficial owner, a certificate satisfactory to Citigroup Global Markets Holdings Inc. and the paying agent from that nominee attesting to the beneficial ownership of the notes; and

▪	any additional information Citigroup Global Markets Holdings Inc. or the paying agent reasonably requires to evidence satisfaction of any conditions to the exercise of the right of repayment under this section or to document beneficial ownership or authority to make the election and to cause the repayment of the notes.

All questions as to the eligibility or validity of any exercise of the right to repayment under this section will be determined by Citigroup Global Markets Holdings Inc., in its sole discretion, and those determinations will be final and binding on all parties.

Because the notes will be issued in book-entry form and held of record by a nominee of The Depository Trust Company (“DTC”), DTC’s nominee will be the holder of the notes and therefore will be the only entity that can exercise the right to repayment of the notes described in this section. To obtain repayment pursuant to this section, the representative of the deceased beneficial owner must provide to the broker or other entity through which the deceased beneficial owner holds an interest in the notes:

▪	the documents required to be submitted to the paying agent as described above; and

▪	instructions to the broker or other entity to notify DTC of the representative’s desire to obtain repayment pursuant to this section.

The broker or other entity must provide to the paying agent:

▪	the documents received from the representative referred to in the first bullet point of the preceding paragraph; and

▪	a certificate satisfactory to the paying agent from the broker or other entity stating that it represents the deceased beneficial owner.

The applicable broker or other entity will be responsible for disbursing to the appropriate representative any payments it receives pursuant to this section. We will not provide notice of redemption in the case of any repayment pursuant to this section.

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Citigroup Global Markets Holdings Inc.
Fixed Rate Notes 3.55% Notes Due 2022

Depending on market conditions, including changes in interest rates and our creditworthiness, it is possible that the value of the notes in the secondary market at any time may be greater than their stated principal amount plus any accrued and unpaid interest. Accordingly, prior to exercising the option to request repayment described in this section, the representative of the deceased beneficial owner should contact the broker or other entity through which the notes are held to determine whether a sale of the notes in the secondary market may result in greater proceeds than the stated principal amount plus accrued and unpaid interest pursuant to a request for repayment under this section.

The representative of a deceased beneficial owner may obtain more information from Citibank, N.A., the paying agent for the notes, by calling 1-800-422-2066 during normal business hours in New York City.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Global Markets Holdings Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Global Markets Holdings Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Global Markets Holdings Inc. and Citigroup Inc., respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinions set forth below of Scott L. Flood, General Counsel and Secretary of Citigroup Global Markets Holdings Inc., and Barbara Politi, Assistant General Counsel—Capital Markets of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated April 7, 2017, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on April 7, 2017, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of, the trustee and that none of the terms of the notes nor the issuance and delivery of the notes and the related guarantee, nor the compliance by Citigroup Global Markets Holdings Inc. and Citigroup Inc. with the terms of the notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable.

In the opinion of Scott L. Flood, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Global Markets Holdings Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Global Markets Holdings Inc. is validly existing and in good standing under the laws of the State of New York; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Global Markets Holdings Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Global Markets Holdings Inc., and the performance by Citigroup Global Markets Holdings Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York.

Scott L. Flood, or other internal attorneys with whom he has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to his satisfaction, of such corporate records of Citigroup Global Markets Holdings Inc., certificates or documents as he has deemed appropriate as a basis for the opinions expressed above. In such examination, he or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Global Markets Holdings Inc.), the authenticity of all documents submitted to him or such persons as originals, the conformity to original documents of all documents submitted to him or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

In the opinion of Barbara Politi, Assistant General Counsel—Capital Markets of Citigroup Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the guarantee of such notes by Citigroup Inc. and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture, and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Barbara Politi, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to her or

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Fixed Rate Notes 3.55% Notes Due 2022

such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

© 2018 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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